Exhibit 2.2

Non-Exclusive Patent License Agreement

This Agreement is made on this 1st day of November, 2023 (“Effective Date”), between Acme United Corporation, a Connecticut corporation located at 1 Waterview Drive, Suite 200 Shelton, CT 06484 (“Licensor”) and Good Sportsman Marketing, L.L.C., a Delaware limited liability company located at 5250 Frye Road, Irving, TX 75061 (“Licensee”). Licensor and Licensee are each sometimes referred to in this Agreement as a “Party,” and collectively as the “Parties.”

Recitals

Whereas, reference is made to that certain Asset Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), by and between Licensor and GSM Holdings, Inc., a Delaware corporation and parent entity of Licensee (“GSM”);

Whereas Licensor owns U.S. Letters Patent Nos. D724918; 11,420,346; 9,719,173; and 10,766,153 (collectively, the “Licensed Patents”);

Whereas Licensee wishes to become a non-exclusive licensee under the Licensed Patents on the terms and conditions in this Agreement;

Now, therefore, for good and valuable consideration, including the covenants set out below, the receipt and sufficiency of which are acknowledged, it is agreed:

ARTICLE 1.

GRANT OF LICENSE

1.1.
Grant of License and Royalty Obligation. Licensor hereby grants Licensee, and Licensee hereby accepts a royalty free, fully-paid, non-exclusive, worldwide license, to the Licensed Patents during the Term to (a) manufacture, have manufactured, use, and sell offer to sell, and import any product; (b) use any method or process in manufacturing any product; (c) use and perform any method or process; and (d) otherwise practice the claimed inventions in every manner, in each case solely within the industries listed on Exhibit A (the “Approved Industries”, and such products utilizing any claim contained in the Licensed Patents, collectively “Licensed Products”). No license is granted under any other patent or other intellectual property rights of either party to the other. However, Licensor assures Licensee that it does not have unexpired dominant patents that would be infringed by Licensee's Products in present commercial forms.

1.2.
Use by Certain Third Parties. Licensee may (a) permit GSM and its subsidiaries to exercise rights under the license granted in this Agreement and (b) permit independent contractors of Licensee to exercise rights under the license on Licensee’s behalf, subject to the terms and conditions of this Agreement.

1.3.
Improvements. Licensee retains ownership of all Improvements conceived, made, reduced to practice, invented, or developed solely by employees and/or consultants of Licensee, after the Effective Date in accordance with this Agreement. As used herein, “Improvement” means any improvement, modification, or variation of the inventions, methods, apparatuses, or technology claimed or described in a Licensed Patent, including all patent applications and patents resulting therefrom.

ARTICLE 2.

INFRINGEMENT

2.1
Notice of Infringement or Third-Party Claims. If either Party becomes aware of any suspected infringement of any Licensed Patent by a third party in the Approved Industries, or any claim that any Licensed Patent is invalid or unenforceable, such Party shall promptly notify the other Party and provide it with all details of such infringement or claim, as applicable, that are known by such Party.
2.2
Right to Bring Action or Defend. Licensor shall have the first right, but not the obligation, to bring an infringement action, entirely at its own expense, to enforce any Licensed Patent, defend any declaratory judgment action concerning any Licensed Patent, and take any other lawful action reasonably necessary to protect, enforce, or defend any Licensed Patent, and control the conduct thereof. Notwithstanding the foregoing, if Licensor does not bring action with respect to any commercially significant third-party infringement within sixty (60) days of a request by Licensee, or earlier notifies Licensee in writing of its intent not to do so, then Licensee shall have the right, but not the obligation, to bring such an action and to control the conduct thereof entirely at its own expense.

ARTICLE 3.

TERM AND TERMINATION

3.1.
Term of Agreement. This Agreement expires concurrent with the expiration of the last to expire of the Licensed Patents (the “Term”).

3.2.
Termination. Should a Party materially breach or fail to comply with any material provision of this Agreement, which breach is not cured within sixty (60) calendar days from written notice of the same, this Agreement may be terminated by the other Party.

ARTICLE 4.

Patent Prosecution, Maintenance and Enforcement

4.1
Patent Marking. Licensee shall give notice of the Licensed Patents and its status as a licensee by markings placed on each commercially reasonable unit of each shipment of Licensed Products and on the Licensee’s website with respect to the Licensed Products in this fashion: “Covered by one or more of U.S. Patent Nos. D724918, 11,420,346; 9,719,173; and/or 10,766,153”.
4.2
Patent Prosecution and Maintenance. Subject to Section 4.3, for each patent application and patent included within the Licensed Patents, Licensor shall
(a)
subject to Section 4.3, prepare, file, prosecute, and maintain such Licensed Patents at its sole cost and expense using reasonable care and skill and using sophisticated counsel;

(b)
keep Licensee currently informed of the filing and progress of all aspects of the prosecution of such patent application and the issuance of patents from any such patent application;

(c)
provide Licensee with a copy of such patent application, amendments thereto, and other related correspondence to and from patent offices;

(d)
consult with Licensee concerning any decisions that could affect the scope or enforcement of any issued claims or the potential abandonment of such patent application or patent; and

(e)
notify Licensee in writing of any changes in the scope or status of such patent or patent application.

4.3
Abandonment. Licensor shall notify Licensee in writing at least (a) thirty (30) days in advance if Licensor plans to abandon any patent application included within the Licensed Patents, and/or (b) six (6) months in advance if Licensor plans to abandon any patent included within the Licensed Patents. Following such notice, Licensee will have the right, in its sole discretion, to assume control and direction of the prosecution and maintenance of such Licensed Patent at its sole cost and expense, and Licensor shall, at Licensee’s request, assign to Licensee such patent application or patent. Effective as of the effective date of any such assignment under this Section 4.2, such patent application or patent shall no longer be a Licensed Patent.

ARTICLE 5.

INDEMNIFICATION

5.1
Indemnity Obligations of Licensor. Licensor agrees to indemnify, defend and hold Licensee and its affiliates, and their respective officers, directors, employees, shareholders, members, partners, agents, representatives, successors and permitted assigns, harmless from and against any and all losses, damages, fees, judgments, awards, claims, suits, liabilities, and/or expenses relating to third party claims arising out of any breach of this Agreement, fraud, gross negligence or willful misconduct of Licensor in the performance of this Agreement.
5.2
Indemnity Obligations of Licensee. Licensee agrees to indemnify, defend and hold Licensor and its affiliates, and their respective officers, directors, employees, shareholders, members, partners, agents, representatives, successors and permitted assigns, harmless from and against any and all losses, damages, fees, judgments, awards, claims, suits, liabilities, and/or expenses relating to third party claims arising out of any breach of this Agreement, fraud, gross negligence or willful misconduct of Licensee in the receipt or use of the licenses and the performance of this Agreement.
5.3
Exclusion of Consequential and Other Direct Damages. IN NO EVENT SHALL EITHER PARTY’S OR EITHER PARTY’S AFFILIATES’ LIABILITY OF ANY KIND INCLUDE ANY SPECIAL, INDIRECT, INCIDENTAL, OR CONSEQUENTIAL LOSSES OR DAMAGES EVEN IF SUCH PARTY SHALL HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH POTENTIAL LOSS OR DAMAGE.

ARTICLE 6.

MISCELLANEOUS

6.1
The relationship of Licensor and Licensee is that of independent contractors. Neither party may represent or obligate the other to third parties.
6.2
Headings are provided for convenience only and are not part of this Agreement.

6.3
This Agreement constitutes the entire agreement between the parties relating to the rights granted and obligations assumed. It supersedes any prior agreement between the parties relating to the subject matter of this Agreement.
6.4
Each Party shall, and shall cause their respective affiliates to, upon the reasonable request of the other Party, execute such documents and take such further actions as may be necessary to give full effect to the terms of this Agreement.
6.5
Sections 8(c) (No Third Party Beneficiaries), 8(e) (Succession and Assignment), as amended by Section 6.7 below, 8(f) (Counterparts), 8(g) (Notices), 8(h) (Governing Law), 8(i) (Amendments and Waivers), 8(j) (Severability), 8(k) (Expenses), 8(m) (Specific Performance), and 8(n) (Submission to Jurisdiction; Jury Trial Waiver) of the Purchase Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.
6.6
No failure or delay on the part of either party in the exercise of any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude other or further exercise thereof of any other right or power. The waiver by any party or parties hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.
6.7
Licensor shall have the right without prior notice to assign or transfer this Agreement to any person or business entity. In such event, Licensor or the transferee shall promptly notify Licensee after the transfer.

In witness, the authorized officers of the parties have executed this Agreement as of the date first above written.

For: Acme United Corporation

By: __/s/ Walter C. Johnsen_________

Name: Walter C. Johnsen

Title: Chairman and Chief Executive Officer

For: Good Sportsman Marketing, L.L.C

By: __/s/ Edward R. Castro__________

Name: Edward R. Castro

Title: Chief Executive Officer

EXHIBIT A

Approved Industries

1.
Hunting
2.
Camping
3.
Fishing